Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

June 8, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Form 10‑K for the year ended December 31, 2009 Filed February 23, 2010 File No. 001-11954

Dear Mr. Gordon:

         Please find herein our response to your letter, dated May 27, 2010, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (the “Company”) regarding the above referenced filing with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included the Staff’s comments before our responses.

Securities and Exchange Commission	2

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 20

1.      Please tell us the difference between average annual rent per square foot and average annual escalated rent per square foot.  Provide similar clarification in future filings.

Response:

Average annual escalated rent per square foot is an office property metric that represents average gross annual base rent and includes the tenants’ share of operating expenses and real estate taxes pursuant to the terms of their leases  (in most cases over a base year), divided by the occupied square feet.  Average annual rent per square foot is a retail property metric that represents the average annual base rent divided by the occupied square feet.  This latter metric excludes reimbursements for operating expenses and real estate taxes that are passed through to the retail tenants pursuant to the terms of their leases.  Such reimbursements, along with the reimbursements from office tenants, are included in the caption entitled “tenant expense reimbursements” on our consolidated statements of income.  In future filings, the Company will clarify the difference between these metrics, where applicable.

Item 3. Legal Proceedings, page 56

2.      We note your disclosure, with respect to the Pentagon Row litigation, that you believe the “claim is without merit.”  The statement that this claim is without merit is a legal conclusion that you are not qualified to make.  Please confirm that you will omit this type of conclusory statement from future filings.

Response:

In response to the Staff’s comment, the Company will omit such statements from future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net income and EBITDA by Segment for the Years Ended…..page 78

3.      Please tell us, and clarify in future filings, what the numbers being disclosed in the table in footnote (3) represent.  For example, please tell us what the $81.7 million related to Alexander’s in 2009 represents, and tell us how that total breaks out within the EBITDA reconciliation on page 75.

Response:

       Footnote (3) provides a detailed breakout of the components by investment or investment type of “other” EBITDA that appear in the last column of the EBITDA by segment reconciliations included on pages 75, 76 and 77 of the Company’s Form 10-K for the year ended December 31, 2009.  The totals for each of the columns in footnote (3) agree to the total amount of EBITDA for the “other” EBITDA column included in the segment reconciliations.  The Company’s $81.7 million share of Alexander’s EBITDA for the year ended December 31, 2009 is calculated as follows:

Reconciliation of our share of Alexander’s Net Income to EBITDA: (Amounts in thousands)
Our share of income applicable to Alexander’s (as disclosed on pg 75)	$ 51,968
Our share of Alexander’s interest and debt expense	18,621
Our share of Alexander’s income tax expense	1,794
Our share of Alexander’s depreciation and amortization	9,320
Our share of Alexander’s EBITDA (as disclosed in footnote (3))	$ 81,703

In future filings, the Company will clarify how the information in footnote (3) relates to the segment reconciliations.

Securities and Exchange Commission	3

Notes to Consolidated Financial Statements

17. Leases, page 155

4.       Please clarify whether any revenues have been recognized, and whether a receivable balance is present on your balance sheet as of December 31, 2009, related to the $35.4 million you are due from Stop & Shop.

Response:

         Pursuant to a Master Agreement and Guaranty, dated May 1, 1992, between the Company and Stop & Shop, the Company is contractually due $5.0 million of additional rent per annum, which the Company has recognized as rental revenue on its consolidated statements of income each year through December 31, 2009, and for which payment was received through the year ended December 31, 2002.  In January 2003, Stop & Shop contested their obligation to pay this additional rent subsequent to December 31, 2002 and ceased making payments to the Company.  The Company is in litigation to resolve this matter.  Although the Company continued to recognize the $5.0 million contractual amount due as rental revenue, it began to reserve 100% of such amounts beginning in 2008, when the Company determined that the collectibility of a portion of the receivable was no longer reasonably assured.  As of December 31, 2009 the net receivable on the Company’s balance sheet is $20.3 million (comprised of a $35.4 million gross receivable and a $15.1 million reserve) and this amount represents the Company’s best estimate of the ultimate resolution of this matter.  The Company has determined that it is appropriate to recognize revenue and separately evaluate the collectibility of the receivable from Stop & Shop and in its response dated April 6, 2009 to the Staff’s letter to the Company dated March 25, 2009, notified the Staff of the reasons for such determination.  Below is an excerpt from the Company’s previous response to the Staff’s comment:

         “In determining whether the Company should continue recognizing revenue, given that collectibility of any additional amounts are not reasonably assured, the Company considered the guidance in SAB 101, Revenue Recognition in Financial Statements.  SAB 101 states that if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied.  Accordingly, the Company considered the guidance in paragraph 19 of FASB Statement No. 13, Accounting for leases, which states that rent shall be reported as income over the lease term as it becomes receivable according to the provisions of the lease.  Since the Company is contractually due these amounts, the Company deemed it appropriate to recognize such amounts as rental revenue and separately evaluated the collectibility of such amounts pursuant to the guidance in FASB Statement No. 5, Accounting for Contingencies, which states that if it is probable that a receivable is impaired, an allowance should be established with a charge to bad debt expense.”

Proxy Statement on Schedule 14A

The Board’s Role in Risk Oversight, page 9

5.       In future filings, please explain what you mean by the term “risk owner.”  Please tell us how you intend to comply.

Response:

The term “risk owner” is intended to mean that person or group of persons who is primarily responsible for overseeing a particular risk.  In future filings, the Company will clarify the term by adding the aforementioned explanation.

Compensation Discussion and Analysis, page 13

Implementing our Objectives, page 13

6.     We note your reference to EBITDA, FFO, Comparable FFO, and total return to shareholder under this heading.  Please quantify the specific performance metrics considered and tell us how such performance lead to the amounts paid to each of your named officers for the past year.  Provide this disclosure in future filings or alternatively tell us why you believe that disclosure of these targets is not required.  Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b).

Securities and Exchange Commission	4

Response:

As noted in the disclosure on page 13 of the proxy statement for our 2010 annual meeting of shareholders (the “2010 Proxy Statement”), we do not use specific targets or formulas in determining compensation and instead make an assessment of each executive’s leadership, operational performance and potential to enhance long-term shareholder value.  As part of our assessment, we consider the factors referenced in analyzing the executive’s contribution to the performance of the entire company or a business unit.  However, these considerations are of a general nature as we do not apply a formula or weighting to such factors in determining compensation (for example, we may consider whether a metric such as EBITDA improved or declined over the period being considered).  Consequently, we respectfully submit that disclosure of the specific metrics in future filings would not provide meaningful disclosure and could be misleading as these metrics are not specific targets for purposes of our compensation decisions.

        We note for the information of the Staff that EBITDA, FFO, Comparable FFO and total return to shareholders during 2009 were $1,672.0 million, $583.6 million, $868.1 million and 19.4%, respectively.  For the reasons set forth above, the Company does not believe disclosure of these amounts, which are not “targets,” is required.

Options, Restricted Shares and Restricted Units, page 16

7.     We note your disclosure that the Class A common units may be exchanged for common shares in certain circumstances.  Please tell us the circumstances that would permit your officers to exchange their common units for common shares and provide this disclosure in future filings, as applicable.

Response:

         The sentence you refer to in our disclosure discusses both the exchange of Restricted Units of Vornado Realty L.P. for Class A common units of Vornado Realty L.P. and the redemption of Class A common units for common shares of the Company.   Class A common units of Vornado Realty L.P. can be redeemed for common shares of the Company with only limited restrictions, such as a 60-day waiting period between the time that a redemption notice is given and the date that common shares may be delivered in order to benefit from the tax safe-harbor re: Publicly-Traded Partnerships.  The circumstances referred to in our disclosure are those applicable to exchanges of Restricted Units for Class A common units.  We will clarify that distinction in future filings.  These circumstances principally include the requirement that Vornado Realty L.P. must have gone through certain tax “book-up” events whereby sufficient profits have been allocated to the Restricted Units so that they have the same capital account (and value) as Class A common units.  In addition, there is a two-year holding requirement.  We will describe these circumstances further in future filings, as applicable.

Out-Performance Units, page 16

8.      Please disclose the absolute and relative thresholds that must be achieved for an officer to receive out-performance units or alternatively tell us why you believe that disclosure of these targets is not required.  Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

Response:

         The Company notes for the information of the Staff that the Company has made awards of out-performance units only under its 2006 OPP Plan and its 2008 OPP Plan and provided detailed disclosure regarding the terms of these awards in prior proxy statements, as discussed below.  With regard to our 2006 OPP Plan, all performance requirements were achieved as of January 12, 2007.  We described this on page 17 of our 2010 Proxy Statement.  Accordingly, the Company does not believe further disclosure of the performance thresholds for awards under the 2006 OPP Plan is required or meaningful.  The Company also notes for the information of the Staff that a discussion of the thresholds under the 2006 OPP Plan was included on page 13 of the Company’s proxy statement for its 2006 annual meeting of shareholders, which was the year in which the awards were granted.

         With regard to the 2008 OPP Plan, the Company’s proxy statement for its 2008 annual meeting of shareholders (pages 17-18) contained the following description of the 2008 OPP Plan:

“The Compensation Committee approved a new $75 million out-performance plan in March of 2008 (the “2008 OPP Plan”) that requires achievement against both absolute and relative thresholds.  The 2008 OPP Plan established a potential performance pool in which our senior management (and approximately 70 of our other officers) has the opportunity to share in that performance pool’s value if the total return to our shareholders (“TRS”), resulting from both share appreciation and dividends, for the four-year period from March 31, 2008 to March 31, 2012 exceeds the absolute and/or relative hurdles described below.  We established $86.20 per Share as the initial value from which to determine TRS.  In the first quarter of 2009, each of our executive officers (the nine most senior executives) surrendered all grants to them of 2008 OPP Units (without any consideration or agreement for consideration in the future).

Securities and Exchange Commission	5

•       Absolute Component:  40% cumulative TRS over the four-year period, or 10% simple return per annum over that period (the “Absolute Threshold”).

•       Relative Component:  In addition to the Absolute Threshold, the value of grants under the 2008 OPP Plan (the “2008 OPP Units”) increases to the extent the TRS exceeds the total return for the four-year measurement period achieved by the SNL Equity REIT Index and decreases (to potentially no value) if the TRS is less than the total return for the SNL Equity REIT Index for that measurement period (the “Relative Threshold”).  Furthermore, if the TRS for the measurement period does not exceed the Absolute Threshold but does exceed the Relative Threshold, any value of the 2008 OPP Plan is reduced proportionately so that at a 10% annual TRS to the Company shareholders (the full Absolute Threshold) the participants would be entitled to 100% of the value earned under the 2008 OPP Plan and at a 7% annual TRS to the Company shareholders, the 2008 OPP Plan would have no value.

“If achieved, the size of the outperformance pool for the 2008 OPP Plan will be 6% of the aggregate “out-performance return” subject to a maximum total award of approximately $75 million (the “Maximum Award”).  The “out-performance return” is comprised of (i) 3% of the total dollar value of the Company’s TRS in excess of that calculated using the Absolute Threshold plus (ii) 3% of the total dollar value of the Company’s TRS in excess of that calculated using the Relative Threshold over the four-year performance period.  In the event that the Relative Component creates a negative award because the Company underperformed the SNL Equity REIT Index, the value of any out-performance award potentially earned under the Absolute Component will be reduced dollar for dollar.  The size of this out-performance pool, if any, will be determined based on the highest 30-day trailing average price of our Shares during the final 150 days of the four-year period.

“The 2008 OPP Plan also provides for two interim measurement periods (the “Interim Periods”) in addition to the four-year aggregate period:  (a) one for a period consisting of the first two years of the plan and (b) one for a period consisting of the second two years of the plan.  For each Interim Period, participants may be entitled to share in up to 40% ($30,000,000) of the total possible performance pool if the performance thresholds have been met on a prorated basis based on performance over the applicable two-year period.  If the performance hurdles are not met for the first Interim Period, participants will still be able to earn awards for (a) the second Interim Period based upon a TRS achieved based on the market price of our Shares at the beginning of the second Interim Period (but which comparison price will not be less than the price used at the start of the 2008 OPP Plan less aggregate dividends paid to that date from the start of the plan) or (b) for the cumulative four-year period if the four-year TRS performance hurdles are met.  In no event will the aggregate awards exceed the Maximum Award.  The size of any out-performance pool for an Interim Period will be determined based on the highest 30-day trailing average price of our Shares during the final 120 days of the applicable Interim Period.

“Compensation earned under the 2008 OPP Plan (including any awards earned for the Interim Periods), will vest 50% on March 31, 2012 and 50% on March 31, 2013.  Individual awards were made in the form of OPP Units.  During the course of the performance period, participants are entitled to 10% of any regular quarterly dividends paid on a Share for every 2008 OPP Unit granted, regardless of whether such unit is ultimately earned.  The actual number of 2008 OPP Units issued is subject to the determination of the performance pool referred to above and Compensation Committee approval.”

         During 2009, our named executive officers owned 2008 OPP Units.  However, as noted in our disclosure on page 17 of the 2010 Proxy Statement, none of our senior executives continues to own any 2008 OPP Units.  As Item 402 refers to compensation awarded to “named executive officers” and as none of our named executive officers, nor any senior executive, owns any 2008 OPP Units, we respectfully submit that the disclosure requested is not required in future filings and could mislead a reader into believing that our senior executives might be entitled to compensation under the 2008 OPP Plan.

Securities and Exchange Commission	6

The Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Joseph Macnow, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric C. McPhee (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Michael D. Fascitelli Joseph Macnow (Vornado Realty Trust)